June 16, 2010

VIA EDGAR

Mail Stop 4561

Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Crispino, Staff Attorney

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AutoNavi Holdings Limited
Registration Statement on Form F-1 (Registration No. 333-167402)

Dear Ms. Jacobs, Mr. Crispino, Mr. Krikorian and Ms. Walsh:

On behalf of our client, AutoNavi Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 1”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 1 (without exhibits), marked to show changes to the Registration Statement filed with the Commission on June 9, 2010. The Company respectfully informs the staff of the Commission that it will commence the road show for the offering tomorrow and expects to have the pricing discussion with the underwriters and determine the final price for the offering on or around June 30, 2010. The Company and the underwriters plan to file joint acceleration requests with the Commission no later than 48 hours before the requested time of effectiveness.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

cc:	Jun Hou, Chairman, AutoNavi Holdings Limited
Congwu Cheng, Chief Executive Officer, AutoNavi Holdings Limited
Catherine Qin Zhang, Chief Financial Officer, AutoNavi Holdings Limited
Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd.
Leiming Chen, Esq., Simpson Thacher & Bartlett LLP